UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42551

SAGTEC GLOBAL LIMITED

(Registrant’s Name)

Lot 6-2, Level 9, Equatorial Plaza,

Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT

As previously disclosed in the Company’s Form 6-K filed on February 11, 2026, Helena Global Investment Opportunities I Ltd. (“Helena”) previously filed a complaint against Sagtec Global Limited (the “Company”) in the Supreme Court of the State of New York, County of New York (the “Action”), alleging claims arising out of a purchase agreement entered into between the parties dated July 11, 2025.

On March 20, 2026, the Company entered into a Confidential Settlement Agreement and Mutual General Release (the “Settlement Agreement”) with Helena to resolve a dispute arising from the Action. Pursuant to the Settlement Agreement, and without any admission of liability by either party, the parties agreed to fully and finally resolve all claims relating to the Action.

As part of the settlement, Sagtec agreed to pay Helena an aggregate amount of $250,000 (the “Settlement Amount”), payable as follows: (i) an initial payment of $100,000 upon execution of the Settlement Agreement, which has been paid as of the date of this current report, and (ii) a final payment of $150,000 within ninety (90) days of the execution date. All payments are to be made by wire transfer of immediately available funds in accordance with instructions provided by Helena’s counsel.

As of the date of this current report, Helena has filed a notice of voluntary dismissal of the Action without prejudice. Upon Sagtec’s full and timely payment of the Settlement Amount, Helena will release Sagtec and its affiliates from any and all claims relating to the Action, and Sagtec will provide a corresponding release to Helena.

The Settlement Agreement includes customary provisions, including mutual releases, confidentiality and non-disparagement obligations, and a denial of wrongdoing by each party. The agreement also provides that, in the event Sagtec fails to make the final payment when due, Helena may pursue enforcement of the Settlement Agreement and recover any outstanding amounts, together with attorneys’ fees and costs.

The Settlement Agreement is governed by the laws of the State of New York, and the parties have agreed to the exclusive jurisdiction of the courts of the State of New York for purposes of enforcement.

The Company entered into the Settlement Agreement to resolve the Action and avoid the costs, uncertainty, and distraction associated with continued litigation. The Company does not expect the Settlement Agreement to have a material adverse effect on its financial condition or results of operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAGTEC GLOBAL LIMITED

By:	/s/ Ng Chen Lok
Name:	Ng Chen Lok
Title:	Chairman, Chief Executive Officer and Executive Director

Date: April 21, 2026

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